

Mail Stop 4720

April 19, 2016

Via E-mail
Charles Bancroft
Chief Financial Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, N.Y. 10154

     Re: **Bristol-Myers Squibb Company**
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed February 12, 2016
            File No. 001-01136

Dear Mr. Bancroft:

     We have reviewed your filing and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements
Note 3. Alliances

1. Please tell us, separately, for Lilly and Reckitt Benckiser Group the pretax profit or loss of these components of an entity disposed of in 2015 for each period presented and why you did not provide the disclosure required by ASC 360-10-50-3A. Also refer Note 5 Assets Held for Sale and provide us similar information for the investigational HIV business transferred to ViiV Healthcare in 2015.

2. Please tell us your accounting for the rights transfer in 2015 to Pfizer in certain smaller countries discussed on page 67 and your accounting for the 2014 alliance modification that gave an option to Reckitt Benckiser Group to purchase a manufacturing facility located in Mexico. Provide in your response applicable amounts received, paid and recognized, and reference the authoritative literature on which you rely.

Part IV
Item 15. Exhibits, Financial Statement Schedules

3. In future filings, please file the collaboration agreement you have with Pfizer for *Eliquis* as an exhibit. Alternatively, please explain why you do not believe filing the agreement is warranted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Senior Staff Accountant, at (202) 551-3636 if you have any questions regarding the comments on the financial statements and related matters. Please contact Dorman T. Yale, Staff Attorney, at (202) 551-8776 or Mary Beth Breslin, Legal Branch Chief, at (202) 551-3625 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance